EXHIBIT 11

UNITED TECHNOLOGIES CORPORATION AND SUBSIDIARIES

Statement Re: Computations of Per Share Earnings

For the Five Years Ended December 31, 2004

(Millions of Dollars, except per share amounts)

	2004	2003	2002	2001	2000
Net Income	$2,788	$2,361	$2,236	$1,938	$1,808

ESOP Convertible Preferred Stock dividend	—	(24)	(31)	(31)	(32)

Basic earnings for period	$2,788	$2,337	$2,205	$1,907	$1,776

ESOP Convertible Preferred Stock adjustment	—	23	29	28	28

Diluted earnings for period	$2,788	$2,360	$2,234	$1,935	$1,804

Basic average number of shares outstanding during the period (thousands)	496,449	473,775	472,441	470,252	470,124

Stock awards (thousands)	8,970	7,017	7,067	9,156	11,256
ESOP Convertible Preferred Stock (thousands)	—	22,115	26,071	25,978	26,630

Diluted average number of shares outstanding during the period (thousands)	505,419	502,907	505,579	505,386	508,010

Basic earnings per common share	$5.62	$4.93	$4.67	$4.06	$3.78

Diluted earnings per common share	$5.52	$4.69	$4.42	$3.83	$3.55